SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ/MF (Federal Tax ID) No. 02.808.708/0001-07
NIRE (State Tax ID) No. 35.300.157.770

Publicly-held Corporation

(Free translation of original in Portuguese)

Minutes of the Extraordinary General Meeting of Companhia de Bebidas das Américas – AmBev (“Company”), held on August 27, 2004, drawn up in the summary format:

1. Date, Time and Venue: On August 27, 2004, at 8:00 am, at the Company’s headquarters located in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1.017, 4th floor (part of), suites 41 and 42, Itaim Bibi.

2. Call: A public notice was published on the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo), on July 28, 29 and 30, 2004, on page 114, and on Gazeta Mercantil – National Edition on July 28, 29 and 30, pages A-11, A-9, and A-9, respectively.

3. Attendance: Shareholders representing 88.15% of the Company’s voting shares and shareholders representing 20.36% of the preferred shares issued by the Company, according to the “Shareholders Attendance Book”. The representatives of the specialized company APSIS Consultoria Empresarial S/C Ltda., Messrs. Ricardo Duarte Carneiro Monteiro and Luiz Paulo Cesar Silveira, attended the meeting, as well as the Co-Chairman of the Company’s Board of Directors, Mr. Victório Carlos De Marchi, as Chairman of the Meeting and the Audit Committee member, Mr. José Fiorita, as provided for by the Law.

4. Presiding Board: Chairman of the Meeting, Mr. Victório Carlos De Marchi, and as Secretary, Mr. Paulo Cezar Aragão.

5. Decisions: The shareholders representing 81.8471% of the Company’s voting shares present at the Meeting made the following decisions, against the votes and with abstentions recorded after each specific resolution:

5.1. To authorize the drawing up of the Minutes referring to this Extraordinary General Meeting in the summary format, as well as its publication, omitting the signatures of the shareholders attending the meeting, under the terms of the Article 130 and its paragraphs of the Law No. 6.404/76.

5.2. To amend the authorization limit of the Company’s capital stock increase, regardless of the statutory reform, from 45,000,000,000 to 70,000,000,000 shares. The Article 10 of the Company’s By-laws now shall take effect with the following new wording, according to the votes of the common shares holders attending the meeting, against the votes of the shareholders The Master Trust Bank of Japan, Ltd., Philips Electronics North America Corporation Master Retirement Trust, MLC Limited, The California State Teachers Retirement System, Emerging Markets Growth Fund Inc., Capital Guardian Emerging Markets Equity Fund for Tax Exempt Trusts, Capital Guardian Emerging Markets Equity Master Fund, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and shareholders representing 7,733,700 common shares represented by The Bank of New York, and the abstention of the shareholders Fundação Banco Central de Previdência Privada - CENTRUS, Dynamo Cougar Fundo de Investimento em Ações, Classe A Fundo de Investimento em Ações, BB Lúmina Fundo de Investimento em Ações and Dynamo Puma Fundo de Investimento em Ações being recorded.

“Article 10 – The Company is authorized to increase its capital stock up to the limit of seventy billion (70,000,000,000) shares, regardless of statutory reform, by means of the Board of Directors’ decision, which shall resolve on the conditions of capital payment, the characteristics of the shares to be issued, the issue price, as well as set forth whether the increase shall occur via public or private subscription.”

5.3. To approve, after examination and discussion, without any reservation, the valuation report on the net equity of Labatt Brewing Canada Holding Ltd., a company organized pursuant to the Laws of Bahamas, headquartered at Fort Nassau Centre, Marlborough Street, P.O. Box N-4875, Nassau (“Labatt Holding”), prepared for the purposes of provisions of the Article 226 and provisions of the Article 8, both of them pertaining to the Law No. 6.404/76, by the specialized company APSIS Consultoria Empresarial S/C Ltda., qualified in the Minutes of the Company’s Shareholders Extraordinary General Meeting held on May 18, 2004 and in the Protocol and Justification for the Incorporation attached to the referred Minutes (“Protocol and Justification”) (“APSIS”), report which, after being initialed by the Presiding Board, is now an integral part of these present Minutes, as an Attachment. The valuation report establishes that the net equity of Labatt Holding, on 6/24/04 (“Reference Date”), is worth, at least, CAD$6,408,041,000.00. This amount corresponds to the net equity book value of Labatt Holding included in special balance sheet drawn up on the Reference Date, or the amount equivalent to R$14,459,167,792.81, taking into account an exchange rate fixed on 8/26/04, according to the votes of the common shareholders attending the meeting, against the votes of the shareholders The Master Trust Bank of Japan, Ltd., Philips Electronics North America Corporation Master Retirement Trust, MLC Limited, The California State Teachers Retirement System, Emerging Markets Growth Fund Inc., Capital Guardian Emerging Markets Equity Fund for Tax Exempt Trusts, Capital Guardian Emerging Markets Equity Master Fund, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and shareholders representing 7,733,700 common shares of the Company represented by The Bank of New York, and the abstention of the shareholders Fundação Banco Central de Previdência Privada - CENTRUS, Dynamo Cougar Fundo de Investimento em Ações, Classe A Fundo de Investimento em Ações, BB Lúmina Fundo de Investimento em Ações and Dynamo Puma Fundo de Investimento em Ações being recorded.

5.4. To record that the incorporation of Labatt Holding by the Company was approved by the sole shareholder of Labatt Holding, as provided for in the paragraph 2 of the Article 227 of the Law No. 6.404/76.

5.5. To approve the incorporation of Labatt Holding by the Company, under the terms and conditions set forth by the Protocol and Justification, and based on the valuation report approved herein, now all of Labatt Holding’s assets, rights and obligations related to or mentioned in the referred valuation report shall belong to this Company, resulting in the legal winding up of Labatt Holding, only recording that the incorporated corporation holds on this date, as main asset, all shares minus one, constituting the capital stock of Labatt Holding ApS, an investment company, organized pursuant to the laws of Denmark Kingdom, headquartered at Holbersgade 14, 2. tv, 1057, Copenhagen (a “Labatt Holding Denmark”), and no longer of Labatt Holding B.V., as originally mentioned in the Protocol and Justification. Labatt Holding Denmark, on its turn, holds as main asset, identically to the referred in the Protocol and Justification, all shares constituting the capital stock of Labatt Brewing Company Limited, a company identified in the Protocol and Justification, according to the votes of common shares holders attending the meeting, against the votes of the shareholders The Master Trust Bank of Japan, Ltd., Philips Electronics North America Corporation Master Retirement Trust, MLC Limited, The California State Teachers Retirement System, Emerging Markets Growth Fund Inc., Capital Guardian Emerging Markets Equity Fund for Tax Exempt Trusts, Capital Guardian Emerging Markets Equity Master Fund, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and shareholders representing 7,733,700 common shares represented by The Bank of New York, and the abstention of the shareholders Fundação Banco Central de Previdência Privada - CENTRUS, Dynamo Cougar Fundo de Investimento em Ações, Classe A Fundo de Investimento em Ações, BB Lúmina Fundo de Investimento em Ações and Dynamo Puma Fundo de Investimento em Ações being recorded.

5.6. After approving the incorporation under the terms of the previous item, to approve the issue by the Company of 19,264,363,201 new shares, whereas 7,866,181,882 are common shares and 11,398,181,319 are one-class preferred shares, all of them with no face value, with issue price of R$749.62374044372 per thousand (1,000) shares, whereas R$83.09374 per thousand (1,000) shares is destined to the capital stock account, at the total amount of R$1,600,747,987.09, and R$666.53000044372 per thousand (1,000) shares is destined to the capital reserve, as goodwill on the subscription of shares, pursuant to the Article 182, paragraph 1, “a” of the Law No. 6.404/76, which shall be fully subscribed by the Labatt Holding’s legal representatives, as provided for in the paragraph 2 of the Article 227 of the Law No. 6.404/76. For this purpose, these representatives execute the corresponding subscription list, which, after being initialed by the Presiding Board, shall be filed at the Company’s headquarters, fully paid via transfer of the incorporated corporation’s equity to the Company for the amount of R$14,441,024,000.00, equivalent to CAD6,400,000,000.00, by the rate referred to above, amount of which is supported by the valuation report and accepted by the subscriber, now the Company’s capital stock, as mentioned above, from R$3,142,055,047.38 shall be R$4,742,803,034.47. Therefore, the main clause of the Article 5 of the Company’s By-laws shall be amended, its paragraphs being maintained unaltered, which now shall take effect with following new wording, according to the votes of common shares holders attending the meeting, against the votes of the shareholders The Master Trust Bank of Japan, Ltd., Philips Electronics North America Corporation Master Retirement Trust, MLC Limited, The California State Teachers Retirement System, Emerging Markets Growth Fund Inc., Capital Guardian Emerging Markets Equity Fund for Tax Exempt Trusts, Capital Guardian Emerging Markets Equity Master Fund, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and shareholders representing 7,733,700 common shares represented by The Bank of New York, and the abstention of the shareholders Fundação Banco Central de Previdência Privada - CENTRUS, Dynamo Cougar Fundo de Investimento em Ações, Classe A Fundo de Investimento em Ações, BB Lúmina Fundo de Investimento em Ações and Dynamo Puma Fundo de Investimento em Ações being recorded:

“Article 5 – The Capital Stock is R$4,742,803,034.47, divided into 57,077,741,805 shares, whereas 33,519,496,531 are preferred shares and 23,558,245,274 are common shares, with no face value.”

5.7. The shares issued, subscribed and fully paid herein, are attributed to the sole shareholder of Labatt Holding in replacement of the shares issued by Labatt Holding extinguished as a result of the incorporation, based on the replacement ratio of shares issued by the incorporated company determined by the Protocol and Justification, whereas 7.8656431 are common shares and 11.3974006 are preferred shares of the Company for each share issued by Labatt Holding, the shares issued in full from the income for the fiscal year then in course are participating, against the votes of the shareholders, The Master Trust Bank of Japan, Ltd., Philips Electronics North America Corporation Master Retirement Trust, MLC Limited, The California State Teachers Retirement System, Emerging Markets Growth Fund Inc., Capital Guardian Emerging Markets Equity Fund for Tax Exempt Trusts, Capital Guardian Emerging Markets Equity Master Fund, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and shareholders representing 7,733,700 company’s common shares represented by The Bank of New York, and the abstention of the shareholders Fundação Banco Central de Previdência Privada - CENTRUS, Dynamo Cougar Fundo de Investimento em Ações, Classe A Fundo de Investimento em Ações, BB Lúmina Fundo de Investimento em Ações and Dynamo Puma Fundo de Investimento em Ações being recorded.

5.8. To authorize the Company’s management, represented in the form of its By-laws, to practice all the acts necessary to implement and formalize the incorporation transaction approved herein, against the votes of the shareholders The Master Trust Bank of Japan, Ltd., Philips Electronics North America Corporation Master Retirement Trust, MLC Limited, The California State Teachers Retirement System, Emerging Markets Growth Fund Inc., Capital Guardian Emerging Markets Equity Fund for Tax Exempt Trusts, Capital Guardian Emerging Markets Equity Master Fund, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and shareholders representing 7,733,700 company’s common shares represented by The Bank of New York, and the abstention of the shareholders Fundação Banco Central de Previdência Privada - CENTRUS, Dynamo Cougar Fundo de Investimento em Ações, Classe A Fundo de Investimento em Ações, BB Lúmina Fundo de Investimento em Ações and Dynamo Puma Fundo de Investimento em Ações being recorded.

6. Approval and Adjournment: Nothing more to declare, these present Minutes were drawn up, read, approved and signed by the members of the Presiding Board and by the shareholders representing the majority necessary for the resolutions taken at this Meeting. São Paulo, August 27, 2004.

Signatures: Presiding Board: Victório Carlos De Marchi, Chairman; and Paulo Cezar Aragão, Secretary. Shareholders: by Braco Investimentos S.A., José Roberto Opice; by Empresa de Administração e Participações S.A. – ECAP, José Roberto Opice; by Fundação Antônio e Helena Zerrenner - Instituição Nacional de Beneficência, José de Maio Pereira da Silva and Roberto Herbster Gusmão; by Instituto AmBev de Previdência Privada, Paulo Cesar Carvalho Garcia; by The Bank of New York, Adelmo Ferreira de Lima Filho; by Caixa de Previdência dos Funcionários do Banco do Brasil, Ana Tereza Marques Parente; by Fundação Banco Central de Previdência Privada-Centrus, Adriana da Silva Rios dos Reis; by Otto Georges Guillaume Prufer, Philippe Prufer; by Irmgard Elisabeth Prufer, Philippe Prufer; Philippe Prufer; by Carlos Alberto da Veiga Sicupira, João Dodsworth Cordeiro Guerra; by Jorge Paulo Lemann, João Dodsworth Cordeiro Guerra; by Marcel Herrmann Telles, João Dodsworth Cordeiro Guerra; Victório Carlos De Marchi; by Roberto Moses Thompson Motta, Christian Clarke de Ulhôa Canto; Roberto Herbster Gusmão; José de Maio Pereira da Silva; Pedro Ferraz Aidar; by JoséAntonio Mourão, Samuel Mac Dowell de Figueiredo; by Iramaia Agropecuária Ltda., Samuel Mac Dowell de Figueiredo; by Gilberto Romanato, Samuel Mac Dowell de Figueiredo; by Clóvis Eduardo A. A. Macedo, Samuel Mac Dowell de Figueiredo; by Tobias Cepelowicz, Samuel Mac Dowell de Figueiredo; by Diniz Ferreira Baptista, Samuel Mac Dowell de Figueiredo; by Angela Sales Thompson, Samuel Mac Dowell de Figueiredo; Ricardo Cholbi Tepedino; Daniella Maria Neves Reali Fragoso; Monique Mesquita Mavignier de Lima; by Lombard Odier Darier Hentsch & Cie, Angela Mallmann Lippert; Catherine Elisabeth C. M. G. Noirfalisse; Vanessa Sacchetto de Góes; by Maria Cecília S. Sampaio Geyer, Walter Lobo Guimarães; José Fiorita; Paulo Cezar Aragão; by Hans Heinrich Kunning, Ary Waddington; by Luiz Carlos Schmidt Ritter, Ary Waddington; by Beatriz Kunning, Ary Waddington; by Sonja Ingeborg S. Montaury Pimenta, Ary Waddington; by Hanna Elsbach Hamburger, Ary Waddington; by Dóris Schweitzer Perez, Ary Waddington; by Edgard Lieber, Ary Waddington; by Celina Fonseca Rosa Lieber, Ary Waddington; by Úrsula Hoepcke Lenz, Ary Waddington; Ary Waddington; Silvio José de Morais; Fernando JoséMorey Sarmiento; João Henrique Guerra; by Classe A Fundo de Investimentos em Ações, Fabricio Fortuna Avino; by Dynamo Cougar Fundo Mútuo de Investimentos em Ações – CL, Fabricio Fortuna Avino; by Dynamo Puma Fundo de Investimentos em Ações – CL, Fabricio Fortuna Avino; by Lumina Fundo de Investimentos em Ações, Fabricio Fortuna Avino; by Capital Guardian Emerging Markets Equity Master Fund, Daniel Alves Ferreira; by Emerging Markets Growth Fund Inc., Daniel Alves Ferreira; by The California State Teachers Retirement System, Daniel Alves Ferreira; by Philips Electronics N. A. Corporation Master Ret. Trust, Daniel Alves Ferreira; by Capital Guardian Emerging Markets Equity Fund For Tax Exempt Trust, Daniel Alves Ferreira; by The Master Trust Bank of Japan Ltd., Daniel Alves Ferreira; by MLC Limited, Daniel Alves Ferreira; by Fidelity Inv. Trust Latin America Fund, Daniel Alves Ferreira.

Free English translation of the Minutes drawn up in the company’s records.

Paulo Cezar Aragão
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.